Exhibit 1


March 4, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read Item 4 of Form 8-K dated February 27, 2002, of Fourthstage Technologies, Inc. and are in agreement with the statements contained in the first and third paragraphs therein. We have no basis to agree or disagree with the other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the third paragraph therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's March 31, 2001 financial statements.

                                        /s/ Ernst & Young LLP